October 16, 2006

Dear Catalyst Shareholder:

On October 6, 2006, the Board of Directors of Catalyst Paper terminated the shareholder rights plan that it adopted to permit it to evaluate and explore alternatives to the unsolicited offer by Third Avenue Management to purchase up to 39 million shares of Catalyst.

Over the past two months, the Board and management of Catalyst have conducted a thorough and disciplined process to evaluate the alternatives to the Third Avenue offer that might be in the best interests of shareholders. As a result of the difficult current industry environment, those alternatives were limited, and the Board concluded that a superior, alternative transaction was not available at this time.

Having completed that process, the Board terminated the rights plan to enable shareholders to participate in the Third Avenue offer should they wish to do so.

The termination of the rights plan satisfies one of the conditions of the Third Avenue bid and would permit Third Avenue to take up shares under the bid, subject to the satisfaction or waiver of the remaining conditions, including approval of the transaction under the Investment Canada Act.

The Board maintains the recommendation set out in the Directors’ Circular dated August 28th, 2006. Shareholders who do decide to accept the Third Avenue offer will have to deposit the shares that they propose to tender before the expiry of the offer, which currently is scheduled for 5:00 p.m. (Vancouver time) on October 20, 2006.

The termination of the rights plan required the redemption of all of the rights that had been issued to shareholders for $0.00001 per right (with the entitlement of any rights holder rounded up to the nearest whole cent). For example, an individual who owned 1,000 Catalyst common shares would have been issued 1,000 rights under the rights plan and would be entitled to receive $0.01 upon the redemption of all of those rights.

This redemption process is the required legal mechanism for terminating the rights plan. As they are now null and void, the rights have no intrinsic value and are therefore being redeemed at their nominal value of $0.00001 per right. Shareholders wishing to receive their nominal redemption proceeds should refer to the enclosed Notice of Redemption and Payment Form for detailed instructions. Should you require more detailed information relating to the redemption of the rights, please contact Catalyst’s transfer agent, CIBC Mellon Trust Company, at 1-800-387-0825.

We have appreciated your support and confidence as we considered the unsolicited offer and alternatives to it, and intend to continue acting in your interests as we move forward.

Sincerely,

Keith Purchase
Chairman of the Board